UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 21, 2019

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Ryanair Holdings plc

File No. 000-29304 - CF#32752

Ryanair Holdings plc submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibit 4.4 to a Form 20-F filed on July 30, 2015, as modified by the same contract refiled with fewer redactions as Exhibit 4 to a Form 6-K filed on August 16, 2019.

Based on representations by Ryanair Holdings plc that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 4.4 to Form 20-F filed July 30, 2015	through July 30, 2025
Exhibit 4 to Form 6-K filed August 16, 2019	through July 30, 2025

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Vanessa A. Countryman
Secretary